PROSPECTUS Dated January 24, 2001       Amendment No. 1 dated October 2, 2001 to
PROSPECTUS SUPPLEMENT                               Pricing Supplement No. 54 to
Dated January 24, 2001                      Registration Statement No. 333-47576
                                                        Dated September 24, 2001
                                                                  Rule 424(b)(3)

                                  $30,000,000
                        Morgan Stanley Dean Witter & Co.
                          MEDIUM-TERM NOTES, SERIES C
                            Senior Fixed Rate Notes
                            -----------------------

                 0.25% Exchangeable Notes due December 30, 2008
                   Exchangeable for Shares of Common Stock of
                            The Walt Disney Company

This Amendment No. 1 to the accompanying pricing supplement, prospectus supplement and prospectus relates to the issuance of an additional $10,000,000 principal amount of the notes, which we refer to as Tranche No. 2. We previously issued $20,000,000 principal amount of the notes, which we refer to as Tranche No. 1, on September 27, 2001. The terms of the notes in Tranche No. 1 and Tranche No. 2, other than the issue price and the issue date, are the same and are set forth in the accompanying pricing supplement, prospectus supplement and prospectus, subject to and as modified by the provisions described below. The accompanying pricing supplement is amended by this Amendment No. 1 to refer to $30,000,000 aggregate principal amount of the notes.

o The issue price of each note in Tranche No. 2 is $1,039.375, which amount includes accrued interest from and including September 27, 2001 to but excluding the issue date for Tranche No. 2.

o The issue date for Tranche No. 2 is October 5, 2001. The interest we will pay on the notes accrues from and including September 27, 2001.

o Under the terms and subject to conditions contained in the U.S. distribution agreement referred to in the accompanying prospectus supplement under "Plan of Distribution," the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, an additional $10,000,000 principal amount of the notes. The Agent proposes initially to offer the notes in Tranche No. 2 directly to the public at the public offering price set forth below plus accrued interest, if any, from the issue date for Tranche No. 2. We expect to deliver the notes in Tranche No. 2 against payment therefor in New York, New York on October 5, 2001.

You should read the more detailed description of the notes in the accompanying pricing supplement. In particular, you should review and understand the descriptions in "Summary of Pricing Supplement" and "Description of Notes."

The notes involve risks not associated with an investment in conventional debt securities. See "Risk Factors" beginning on PS-6 of the accompanying pricing supplement.

                            -----------------------

                      PRICE 103.9375% AND ACCRUED INTEREST

                            -----------------------



                                              Agent's        Proceeds to
                         Price to Public    Commissions      the Company
                         ---------------    -----------      -----------

Per Note............       103.9375%            .25%           103.6875%
Total...............      $10,393,750          $25,000        $10,368,750


                                 MORGAN STANLEY